Exhibit 99.1 — Explanation of Responses

On May 28, 2010, Generation Capital Partners II LP ("GCP II LP"), a Delaware limited partnership, transferred to its wholly owned subsidiary, GCP II VRC Ltd., 2,708,686 shares of Common Stock, par value $0.001 per share ("Common Stock") of Virtual Radiologic Corporation, a Delaware corporation ("Issuer"), which represents approximately 25.5% of the Issuer's outstanding shares of Common Stock as of May 13, 2010.

On May 28, 2010, Generation Capital Partners VRC LP ("GCP VRC LP"), a Delaware limited partnership, transferred to its wholly owned subsidiary, GCP VRC Ltd., 1,156,914 shares of Common Stock of Issuer, which represents approximatley 7.1% of the Issuer's outstanding shares of Common Stock as of May 13, 2010.

GCP II LP and GCP VRC LP previously filed a joint Form 3 on November 14, 2007.